Combining Strengths
The strategic merger of LTX and Credence
LTX Employee Meeting
23 June 2008
Filed by LTX Corporation
pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Credence Systems Corporation
Commission File No.: 000-22366
The following presentation was first made available by LTX Corporation to its employees on June 23, 2008.

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The strategic merger of LTX and Credence
Key Details
• Definitive agreement for strategic merger - June 23, 2008
• Merger will create a new test company
• Subject to customary regulatory/stockholder approvals
• Transaction expected to close by September 30, 2008
• Separate companies until closing - remain competitors
- No joint sales, marketing, engineering, roadmap or other activities

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The rationale for the merger
From an LTX Perspective
• Complementary products and customers that expand our reach
• Limited customer overlap
• Strong technologies and R&D, for a comprehensive roadmap
• Strong support structure, especially in Asia
• Expands our role with key subcontractors
• Creates a larger company, increasing our impact
• Significant cost savings, ability to build a financially stronger company

LTX COMBINING STRENGTHS credence

Texas Instruments
ST
Maxim
Renesas
Infineon technologies
austriamicrosystems
Anadigics
SMSC Success by Design
Silicon Labs
RF Micro-Devices

AMD Smarter Choice
intel Leap ahead
ST
Maxim
M
Skyworks
TriQuint Semiconductor
Atmel
Richtek
Ralink

LTX

LTX Confidential - 4 Complementary Customer List LTX Credence

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Creating a new test company
Our Vision
To create a leading provider of focused, cost-optimized solutions, enabling customers to implement best in class test strategies to maximize their profitability
Our Leadership
Dave Tacelli (LTX) – President and CEO
Mark Gallenberger (LTX) – CFO
Lavi Lev (Credence) – Executive Chairman
Board: LTX (5) & Credence (4)
Our Markets Wireless, Computing, Automotive, Entertainment
Our Technologies
RF wireless & digital signal processing techniques,
power management, high performance analog,
low cost, high-density digital

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Providing direct customer advantages
Products
• Focused, cost-optimized solutions
• Broader, more comprehensive portfolio of proven technologies
• Extensive deployment of systems in Asia
Roadmap
• Driven by customers’ operational test requirements
• Focused on cost effective testing regardless of test strategy
• Leverages proven R&D experience and technologies
Support
• Broader, strategically deployed global network
• Enhanced local applications and support resources
• Significantly expanded presence in Asia
Strength
• Experienced, customer-focused leadership team
• Size and scope necessary to provide comprehensive solutions
• Broad range of leading customers in all target market segments

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Who are Credence
• Founded: 1978
• Corporate HQ: Milpitas, CA
• Employees: 1,086
• FY07 Revenue: $461M
• FY08 Q3 Results: Revenue $68.2M / net loss ($18.9M)
• Outsource partners: Benchmark & Plexus
• Mfg Outsourcing: 80% by end of 2008
• Strategic Customers: AMD, STMicroelectronics, MediaTek

LTX Confidential - 8 Credence Products ASL Diamond Sapphire

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Why is this good for you?
• Provides greater opportunities for your growth and development
– Scale of business
• Increases our financial strength and profitability
– Consistent profit sharing
• Greater customer diversify will add to stability
– Less reliance on any one customer

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• August 1, 2008 pay increases will take place as planned
•
Benefit packages expected to remain the same throughout
CY2008
• Profit sharing plan continues until closing
• Moving forward
– An HR integration team consisting of representatives of both companies will review all benefit plans and will create a roadmap to bring everyone under the same program
Salary & Benefits

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• Facilities consolidation
– In many locations we have duplicate facilities
» 15 overlap office
– After closing integration team will work diligently to consolidate
– Consolidation to begin shortly after closing
• People
– Viewed as a critical asset to both companies
– Cost savings will need to be realized
– Committed to a thoughtful, but timely plan
– Anticipate communicating structure shortly after closing
Facilities & People

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• We are committed to actively sharing as much as we can
– Employee meetings & emails
• Inside LTX – Merger Page
– Key messages
– FAQs
– Credence background information
– Brief customer communication (more on SMP)
• We are committed to making the integration and merger as
seamless as possible for you
Employee Communication

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• Continue to:
– Operate and compete as separate companies
– Support and satisfy our customers
– Push forward on our projects
• Do not:
– Lose focus on what we have been doing that has made us successful
– Speculate about the merger or communicate any non-public
information
– Discuss the merger (especially the media, analysts or investors)
• Do address any questions to your manager and/or HR
• Support integration planning activities as called upon by your manager
Business As Usual

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to create a leading provider of  focused, cost-optimized solutions, enabling customers to implement best in class test strategies to maximize their profitability.
Thank you for your support, involvement and
patience as we create our new company

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Safe Harbor for Forward-Looking Statements
Statements in this presentation regarding the proposed transaction between LTX and Credence, including the terms of the agreement and the tax-free, all-stock nature of the transaction, the belief that the combined strengths of the two companies will create a leading provider of focused, cost-optimized solutions designed to enable customers to implement best-in-class test strategies to maximize their profitability, the new company’s ability to address broad market segments, the increased presence in the Asia-Pacific region, the establishment of a global network of applications and resources, the continuation of current employees and directors with the new company, the belief that the combined strengths of the companies’ expertise and product portfolio will benefit customers, the creation of a test company with the financial strength, growth opportunities, critical mass, and operational efficiency to lead the industry, the expectation that the combination will drive efficiencies associated with operating a larger business, and the anticipation of saving approximately $25 million at the end of the integration period, the expectation that the merger will be accretive within 12 months, the expected timetable for completing the transaction and any other statements about LTX or Credence managements’ future expectations, beliefs, goals, plans or prospects constitute forward–looking
statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,”
“estimates”
and similar expressions) should also be considered to be forward–looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward–looking statements, including:  the ability to consummate the transaction, the ability to successfully integrate LTX’s and Credence’s operations and employees; the ability to realize anticipated synergies and cost savings; the risk of fluctuations in sales and operating results; risks related to the timely development of new products, options and software applications and the other factors described in LTX’s Annual Report on Form 10-K for the fiscal year ended July 31, 2007 and Credence’s Annual Report on
Form 10–K for the fiscal year ended November 3, 2007 and their most recent Quarterly Reports on Form 10-Q each filed with the
SEC.  LTX and Credence disclaim any intention or obligation to update any forward–looking statements as a result of developments occurring after the date of this presentation.
Safe Harbor for Forward-Looking Statements

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IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
LTX plans to file with the SEC a Registration Statement on Form
S–4
in connection with the transaction and LTX and Credence plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The
Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about LTX, Credence, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy
Statement/Prospectus carefully when they are available.
Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and
other documents filed with the SEC by LTX and Credence through the website maintained by the SEC at www.sec.gov.
In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy
Statement/Prospectus when they are available from LTX by contacting Mark Gallenberger at mark_gallenberger@ltx.com, or 781-467-5417 or from Credence by contacting Brenda Ropoulos at brenda_ropoulos@credence.com, or 408-635-4309.
LTX and Credence, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement.  Information regarding LTX’s directors and executive officers is contained in LTX’s Annual Report on Form 10-K for the fiscal year ended July 31, 2007 and its proxy statement dated November 6, 2007, which are filed with the SEC.  As of June 16, 2008, LTX’s directors and executive officers beneficially owned approximately 4,201,725 shares, or 6.7%, of LTX’s common stock.  Information regarding Credence’s directors and executive officers is contained in Credence’s
Annual Report on Form 10-K for the fiscal year ended November 3, 2007, its proxy statement dated March 7, 2008, its Current Reports on
Form 8-K filed on April 18, 2008, May 1, 2008, June 10, 2008, and June 17, 2008, and its Form 4 filed on April 29, 2008, which are filed with the SEC.  As of June 16, 2008, Credence’s directors and executive officers beneficially owned approximately 1,348,090 shares, or 1.3%, of
Credence’s common stock. In connection with the transaction, Mr. Tacelli has agreed that the transaction will not constitute a change of control for purposes of his Change-of-Control Employment Agreement dated March 2, 1998 and Mr. Gallenberger has agreed that the transaction will not constitute a change of control for purposes of his Change-of-Control Employment Agreement dated October 2, 2000. In connection with the transaction, each of Mr. Lev and Mr. Eichler has entered into a Transition Services Agreement with Credence pursuant to which they have agreed to accept new positions with Credence, and perform certain transition services for Credence, for a period of six months following the closing of the transaction in exchange for certain salary, bonus, acceleration of equity-based awards and other compensation.
A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC